

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 6, 2009

Via U.S. Mail and Fax
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE: NIVS IntelliMedia Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 5, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008, and**
> **September 30, 2008**
> **Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively**
> **File No. 0-52933**

Dear Mr. Li:

We have reviewed your supplemental response letter dated December 24, 2008 as well as your filing and have the following comments. As noted in our comment letter dated September 15, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Year Ending December 31, 2007
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, respectively, to correct your accounting for the loans made to Related Parties, reclassifying them as equity transactions and not receivables. It appears that Kempisty & Company should recognize this restatement, as well as the restatement disclosed in Note 1, in their report on your audited financial statements pursuant to PCAOB Auditing Standard No. 6. Please have them revise their report and explain to us their full compliance with paragraphs 9 and 10 of AS No. 6.

Consolidated Balance Sheets, Changes in Stockholders' Equity, and Cash Flows

2. Please indicate above each affected column in your Balance Sheets, Statements of Operations, Statements of Changes in Stockholders' Equity, and Statements of Cash Flows that the amounts presented have been restated.

Restatement of Previously Issued Financial Statements, page F-7

3. In light of your restatement of the financial statement to correct the accounting error, please update your footnote in accordance with SFAS 154, paragraph 26.

24. Balance Sheet of the Registrant's parent at September 30, 2008 in 000's (UNAUDITED), page F-25

4. We note your response to comment 3 and the information provided in footnote 24. However, the information that should be provided pursuant to 5-04(c) Schedule I and 12-04 of Regulation S-X is the standalone financial statements and related information of the registrant, not the registrant's parent company. As we indicated in a previous comment, we note your disclosure stating that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. Since NIVS IntelliMedia Technology Group, Inc is the parent company of consolidated subsidiaries with restricted assets, it appears you should provide within your Form S-1 condensed financial information of this company on an unconsolidated basis. In addition, note that 5-04(c) of Regulation S-X requires that these financial statements be audited for the same periods that the related consolidated financial statements have been examined by your accountant. Refer to 12-04 (a) and (b), 5-04(c), and SAB Topic 6:K.2 for guidance.

Form 8-K

5. We note that management has restated the audited financial statements for the years ending December 31, 2007 and 2006, and the unaudited financial statements for the periods ending September 30, 2008 and 2007, respectively, to correct your accounting error related to your related party receivables. Accordingly, it appears you are indicating non-reliance on your previously issued financial statements. A company must file an Item 4.02 Form 8-K within four business days of the event that triggered the filing obligation. Please explain to us why you believe an Item 4.02 Form 8-K filing was not required under these facts and circumstances or revise.

*   *   *   *

Tianfu Li
NIVS IntelliMedia Technology Group
January 6, 2009
Page 3

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director